February 28, 2025

Pengju Wang
Co-Chief Financial Officer
Bgin Blockchain Limited
#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051

       Re: Bgin Blockchain Limited
           Registration Statement on Form F-1
           Filed February 21, 2025
           File No. 333-285108
Dear Pengju Wang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. To the extent material, please add a discussion of the recent tariffs imposed on goods imported to the U.S. from China in an appropriate section of your registration statement and add a risk factor that addresses the risks associated with the recent tariffs.
 February 28, 2025
Page 2
Prospectus Summary
Recent Development
Preliminary Estimates of Financial Results for the Fiscal Year Ended December 31, 2024,
page 2

2.     Please revise your registration statement to address the following:
           To provide balance to your disclosures, provide additional context for the preliminary information you provide. Explain why only this information is provided, why you do not provide information for other material captions on your statements of operations and comprehensive income, and how the information provided is meaningful to understand your performance as indicated in the last paragraph in this section without the excluded information.
           Please expand your narrative disclosure to provide an analysis of the measures you provide. Your discussion should explain significant changes from prior historical periods and address whether or not trends evidenced in the preliminary financial results are consistent with the trends discussed in Management's
           Discussion and Analysis of Financial Condition and Results of Operations. In this regard, as examples and not a complete listing, explain why sales of mining machines and the related margin as a percentage of sales has declined since 2023, why self-mining revenues are higher in the second half of 2024 yet margin as a percentage of revenue appears to have significantly declined, and why overall margin as a percentage of revenue has declined in the second half of 2024 and for the full year.
           Explain why you provide a range for the information provided and why you cannot provide a narrower range or an exact number.
Capitalization, page 89

3. As previously requested in comment 7 of our letter dated March 1, 2023, please revise your table to depict total capitalization. We note that you currently only reflect the components of equity without showing total shareholders' equity.
Exhibits

4. With respect to Exhibit 99.11, Request for Waiver and Representation under Item
       8.A.4 of Form 20-F, please revise to specifically state whether you are required to comply with the 12-month requirement in any other jurisdiction outside the United
       States. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 February 28, 2025
Page 3

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Ying Li